

September 2, 2011

<u>Via E-mail</u>
Mr. Fernando Londe
Chief Executive Officer
Digagogo Ventures Corp.
2011 Courtside Ln, Suite 101
Charlotte, NC 28270

> **Re: Digagogo Ventures Corp.**
> **Form 8-K/A**
> **Filed August 26, 2011**
> **File No. 333-166494**

Dear Mr. Londe:

We have reviewed your response and your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment one from our letter dated August 16, 2011. We also note that Mr. Branconnier was listed as the sole contact person for the company with respect to the purchase agreements you entered into with Swebby Inc., Blackswan Inventions and Banyan Tech Ventures, which were filed as exhibits 10.3, 10.4 and 10.5 to Amendment No. 3 to your Form 8-K/A filed on July 7, 2011. We further note that such exhibits do not reflect the individual who signed the agreements on behalf of the company. Please advise

2. Please tell us why the company does not believe disclosure of the Cease Trade Order issued by the British Columbia Securities Commission would be material to investors and explain why you did not disclose it either under Item 8.01 of Form 8-K or in a risk factor to your Form 10-Q for the quarter ended June 30, 2011.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director